UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         Triathlon Broadcasting Company
                                (Name of Issuer)



       Depositary Shares, each representing a 1/10 interest in a share of
                            9% Mandatory Convertible
                    Preferred Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)



                                    89589P304
                                 (CUSIP Number)


             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman, LLP,
                              120 West 45th Street,
                              New York, N.Y. 10036,
                                 (212) 704-0100
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                 October 6, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.


                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D


CUSIP No. 89589P304                                           Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:     Wynnefield Partners Small Cap Value, L. P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

                         WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            159,746
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             159,746
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          159,746 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.74

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                               (Page 2 of 7 Pages)

                                  SCHEDULE 13D


CUSIP No. 89589P304                                           Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:     Wynnefield Partners Small Cap Value, L. P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

                         WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            85,254
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             85,254
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,254

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.46

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                               (Page 3 of 7 Pages)

                                  SCHEDULE 13D


CUSIP No. 89589P304                                           Page 4 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Wynnefield Small Cap Value Offshore Fund Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: None




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

                         WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Cayman Islands

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            55,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             55,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .94

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO


--------------------------------------------------------------------------------

                               (Page 4 of 7 Pages)

                                  SCHEDULE 13D


Item 1. Security and Issuer.

     This statement relates to the Depositary Shares, each representing a 1/10 interest in a share of 9% Mandatory Convertible Preferred Stock, par value $.01 per share (the "Depositary Shares"), of Triathlon Broadcasting Company (the "Issuer"). The Issuer's principal executive offices are located at Symphony Towers, 750 B Street - Suite 1920, San Diego, CA 92101.

Item 2. Identity and Background.

     This statement is being filed by Wynnefield Partners Small Cap Value, L. P., and Wynnefield Partners Small Cap Value, L.P. I, each a limited partnership formed under the laws of the State of Delaware (together the "Partnerships") and Wynnefield Small Cap Value Offshore Fund Ltd., an Exempted Company formed under the laws of the Cayman Islands (the "Offshore Fund"). The principal business of the Partnerships and the Offshore Fund is investments. The address of the principal offices of the Partnerships is One Penn Plaza, Suite 4720, New York, New York 10119 and the address of the principal offices of the Offshore Fund is c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

     Nelson Obus, Joshua Landes and Robert Melnick are the general partners of the Partnerships and their principal business address is the same as the Partnerships'. The principal occupations of Messrs. Obus, Landes and Melnick are acting as the general partners and managing investments of the Partnerships.

     Messrs. Obus, Landes and Melnick are also executive officers of Wynnefield Capital Inc. ("Wynnefield") a corporation organized under the laws of Delaware. Wynnefield is the investment manager of the Offshore Fund.

     During the past five years, neither the Partnerships, the Offshore Fund, Wynnefield, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     245,000 Depositary Shares were purchased by the Partnerships for cash aggregating $2,010,000. The cash was provided from the working capital of the Partnerships. 55,000 Depositary Shares were purchased by the Offshore Fund for cash aggregating $477,375 which was provided from its working capital.

Item 4. Purpose of Transaction.

     The Partnerships and the Offshore Fund intend to closely monitor the Issuer's efforts to increase shareholder value through acquisitions or through a sale or merger of the Issuer. The Depositary Shares purchased by the Partnerships and the Offshore Fund were purchased for investment and to enhance the ability of the Partnerships and the Offshore Fund to monitor and evaluate any proposed transactions involving the Issuer.

                               (Page 5 of 7 Pages)

Item 5. Interest in Securities of the Issuer.

     The Partnerships own 245,000 Depositary Shares and the Offshore Fund owns 55,000 Depositary Shares (together, the "Securities"). The Securities represent approximately 5.1% of the Depositary Shares of the Issuer outstanding as of June 30, 1997, based on the Issuer's quarterly report on Form 10-QSB for the period ended June 30, 1997.

     Messrs. Obus, Landes and Melnick, as the general partners of the Partnerships and as the officers of Wynnefield, the investment manager of the Offshore Fund, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Securities and have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities.

     The Depositary Shares owned by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield-I") and the Offshore Fund were purchased in 1997 as follows:

--------------------------------------------------------------------------------
                                          DEPOSITARY SHARES      PER SHARE
PURCHASER          DATE OF PURCHASE           PURCHASED        PURCHASE PRICE
--------------------------------------------------------------------------------
Wynnefield             April 3                  58,779         $    8.00
--------------------------------------------------------------------------------
Wynnefield             April 11                 16,327              8.00
--------------------------------------------------------------------------------
Wynnefield             April 24                  3,265              7.875
--------------------------------------------------------------------------------
Wynnefield             May 22                   58,779              8.125
--------------------------------------------------------------------------------
Wynnefield             July 8                    9,796              9.125
--------------------------------------------------------------------------------
Wynnefield             October 6                12,800              9.125
--------------------------------------------------------------------------------
Wynnefield-I           April 3                  31,221              8.00
--------------------------------------------------------------------------------
Wynnefield-I           April 11                  8,673              8.00
--------------------------------------------------------------------------------
Wynnefield-I           April 24                  1,735              7.875
--------------------------------------------------------------------------------
Wynnefield-I           May 22                   31,221              8.125
--------------------------------------------------------------------------------
Wynnefield-I           July 8                    5,204              9.125
--------------------------------------------------------------------------------
Wynnefield-I           October 6                 7,200              9.125
--------------------------------------------------------------------------------
Offshore Fund          April 3                  10,000              8.00
--------------------------------------------------------------------------------
Offshore Fund          May 22                   10,000              8.125
--------------------------------------------------------------------------------
Offshore Fund          July 8                   20,000              9.125
--------------------------------------------------------------------------------
Offshore Fund          September 3              10,000              8.80
--------------------------------------------------------------------------------
Offshore Fund          October 6                 5,000              9.125
--------------------------------------------------------------------------------

     In addition to the Depositary Shares owned by the Partnerships and the Offshore Fund, they also own 295,500 shares (representing approximately 9.4%) of the Class A Common Stock of the Issuer which were previously reported by them on
Schedule 13D and amendments thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Partnerships, the Offshore Fund, Wynnefield, Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.

Item 7. Material to be Filed as Exhibits.

     None

                               (Page 6 of 7 Pages)

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 1997
----------------
    (Date)
                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                   By:  s/ Nelson Obus
                                        ----------------------------
                                        Nelson Obus, General Partner


                                   WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.


                                   By:  s/Joshua Landes
                                        ----------------------------
                                        Joshua Landes, Director


                               (Page 7 of 7 Pages)